082-34842

KERRY

05010973

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SEC MAIL RECEIVED PROCESSING
SEP 02 2005
WASH. D.C. 213 SECTION

SUPPL

30th August, 2005.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Michael Ryan
Head of Investor Relations
Kerry Group PLC

9/7

O82-34842

Press Announcement

Tuesday 30 August 2005

Interim Report
Half Year Ended 30 June 2005

Kerry, the global ingredients, flavours, and consumer foods group, reports interim results for the half year ended 30 June 2005.

Financial Highlights

- Sales revenue increased by 8.3% to €2,117m
- Trading profit up 6.2% to €160m
- Adjusted earnings* increased by 7.1% to €101m
- Adjusted earnings per share* increased by 6.5% to 53.8 cent
- Interim dividend per share up 11.1% to 5 cent

*before intangible amortisation and non-trading items

Kerry Group Chief Executive, Hugh Friel said; "In a highly competitive trading environment, exacerbated by energy and raw material cost increases and adverse currency movements, the Group performed well in the first half of 2005. We expect further business improvements in the second half, with an outcome for the full year in line with market expectations."

For further information please contact:
Frank Hayes
Director of Corporate Affairs — Tel no +353 66 7182304
Fax no +353 66 7182972

Kerry Web Site: www.kerrygroup.com

Chairman's Statement
For the half year ended 30 June 2005

Results

Kerry delivered solid operating and financial results in the first half of 2005 despite significant input cost pressures and highly competitive trading conditions in international food and beverage markets. While the trading environment proved challenging and adverse currency movements were again significant relative to the same period last year, Group businesses performed well – benefiting from the continuing trends towards convenient, nutritional products.

Group sales revenue grew to €2,117m, an increase of 8.3% over January - June 2004. The continued depreciation of the US dollar and sterling exchange rates versus the euro again impacted reported sales and profit performance. On a like-for-like basis total sales grew by 3.4% relative to the same period of 2004.

Input cost inflation also impacted on performance, in particular as energy costs continued to surge to ever higher record levels throughout the first half of 2005. Trading profit increased by 6.2% to €160m. While all core Group businesses performed satisfactorily notwithstanding the difficult trading environment, the adverse trading currency impact together with input cost inflation led to a reduction of 10 basis points in the Group trading margin to 7.6%.

Group accounts for the period are reported in line with International Financial Reporting Standards. Adjusted earnings grew by 7.1% to €101m. Earnings per share before intangible amortisation and non trading items increased by 6.5% to 53.8 cent.

Business Reviews

Food Ingredients

Kerry's food ingredients businesses increased sales revenue by 12.1% relative to the first half of 2004 to €1,453m, reflecting like-for-like sales revenue growth of 3.8%. Trading profits increased by 10.1% to €118m, reflecting a trading margin of 8.2%.

In European ingredients markets sales revenue increased by 15.2% relative to the prior year period to €614m, reflecting like-for-like sales revenue growth of 3.1%. The continued growth of premium categories in the prepared meals sector again provided solid development opportunities for Kerry's ingredients, flavours and culinary offerings. The increased focus on nutritional values of menu lines in the quick-serve-restaurant sector also contributed to sustained growth. The UK, German and Italian markets delivered strong underlying growth. France remained difficult where conditions particularly in the fruit preparations market again proved highly competitive.

Development of dairy proteins and speciality ingredients from the Listowel and Charleville operations continued to yield good results. Despite the major changes in EU Institutional dairy market supports and significant energy cost increases, continued investment and a strong focus on operational efficiencies across both sites contributed to a satisfactory performance in the sector. Further advances were achieved through protein hydrolysate applications in infant foods and in nutrient therapy. The Sports and Lifestyle Nutrition commercial business unit achieved good progress in European sports, dietetic, health and wellness markets. Cremo Ingredients, based in Glamsbjerg Denmark acquired in 2004, performed well through its specialist lines of dairy ingredients and flavourings in the European and Asian savoury, convenience and snack food industries. Kerry Ingredients continued to achieve good growth in Russian and Middle Eastern snack markets.

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The Kerry Bio-Science division, established on acquisition of Quest Food Ingredients in 2004, performed well across all markets. The division has refocused its business activities across core product groupings and markets. Continued progress has been achieved through fermented ingredients in European markets. An expansion programme is underway at the Menstrie facility in Scotland in response to increased demand for speciality yeast products. Enzymes grew satisfactorily in the meat and dairy markets. Emulsifiers also continued to grow satisfactorily in European markets.

Mastertaste, the Group's international flavour division performed well in European markets, in particular in the UK and Italy. The acquisition of Fructamine in Italy, completed in 2004, has given a significant boost to Mastertaste in servicing the flavour requirements of savoury processors and carbonated beverage producers. In the UK, Mastertaste has continued to benefit from the expansion of the premium prepared meals and culinary categories.

In American ingredients markets sales revenue increased by 6.5% to €573m, reflecting growth of 2.6% on a like-for-like basis relative to the same period of 2004. In the USA, development in many food and beverage categories recovered slowly in the first half of 2005 following the decline in the low-carb phenomenon in 2004. By the end of the period demand for functional ingredients had returned to prior year levels. In particular, demand for soy-based systems and nutritional lines improved to encouraging levels. Kerry continued to re-organise its operations and technologies in the speciality ingredients sector due to the prevailing competitive market conditions. While conditions in the sweet ingredients category also proved highly competitive, Kerry continued to make good progress in the premium ice-cream and ready-to-eat cereals sectors. Added value meat processors and regional snack processors again provided a good platform for growth through Kerry's complete sauces, coatings and seasonings offerings.

Kerry's strong development into high growth segments of the U.S. foodservice industry and through customised food and beverage creations for retail / private label markets again progressed satisfactorily in the first half of 2005. The Oregon Chai and JetTea brands acquired in 2004 performed well. Syrup lines for cold and hot beverage applications with major coffeehouse chains again benefited through category growth and new store openings.

Market development through Kerry's Mexican facilities continued with good growth recorded in Central America and the Caribbean. Expansion of the meat sector in South America provided good growth for Kerry Brazil's meat seasonings lines. In Brazil, the continued development of the artisan ice cream sector delivered solid growth for Kerry's sweet ingredients business.

Kerry Bio-Science made good progress in American markets through its fermented ingredients and cultures product development programmes, particularly in the dairy sector. In the bakery sector consumer demand and new labelling requirements for trans-fat-free products has provided increased market opportunities for the Kerry Bio-Science product range. Solid progress was also achieved in the pharma sector in the first half of 2005. Kerry Bio-Science successfully launched new functional ingredients designed to enhance pharmaceutical manufacturing capabilities of complex therapeutic drug delivery systems. In cell nutrition, the introduction of new products under the Sheffield Pharma Ingredients brand was significantly increased during the period under review. Addressing evolving industry requirements, these novel systems are utilised in pharmaceutical fermentation, cell culture and diagnostic media.

In American markets Mastertaste consolidated its flavours and fragrance market positioning following the acquisitions of U.S. based Manheimer and Flavurence acquired in 2004. In line with competitive pressures on U.S. based branded food manufacturers, flavour businesses found difficulty gaining necessary price increases to compensate for input cost increases. As a result, returns on savoury flavours were static relative to the first half of 2004. However, Mastertaste continued to achieve good growth through functional and enhanced flavoured beverage applications and new product introductions in American markets. Manheimer fragrances maintained its market positioning in the home environmental and personal care markets.

In Asia Pacific markets, Kerry continued to make excellent progress. Sales revenue grew by 26.5% to €160m, reflecting like-for-like growth of 10.5% over the same period of 2004. Good growth was recorded through seasonings and sauces in the prepared foods and quick-serve-restaurant sectors in Australia and New Zealand. Kerry Pinnacle again strengthened its market position through application of specialist bakery ingredients with in-store bakeries in major retail chains in Australia. Kerry Ingredients Asia achieved further growth through nutritional bases and beverage lines and through specialist nutrient lines for infant/young adult diets. The division's core technologies also proved successful in development of new menu items for the developing quick-serve-restaurant chains in the region. A major focus for the division in the period under review was the successful roll-out and establishment of Kerry's branded specialist flavoured beverage offerings across major consumer markets in the Asia Pacific region. Uptake to-date of the Da Vinci, Oregon Chai and JetTea branded lines of flavoured syrups, chocolate and caramel sauces, frappe mixes, smoothies and speciality tea latte mixes has progressed encouragingly.

In January 2005, the Group announced details of a €20m investment programme in China. The acquisition of Hangzhou Lanli Food Industry Company ("Lanli") located in Hangzhou in the Zhejiang Province was completed in March. Through this acquisition and the establishment in 2006 of a new multi-processing ingredients manufacturing facility and technical centre on a 16 acre greenfield site in the adjacent HEDA economic zone, Kerry will be well positioned to meet the significant sectoral ingredients requirements in the nutritional, dairy, flavoured noodle, brewing, flavoured beverage, snack and baking segments of this fast growing consumer marketplace.

Kerry Bio-Science continued to progress its market development in Asia Pacific markets through its enzyme, fermentation, protein and emulsifier technologies. The division's Malaysia and Philippines based production and technical development facilities performed well.

Mastertaste flavours has continued to make good progress in Australia and has established flavour production and technical facilities in China to meet the requirements of its international and local customer base in Asia.

Consumer Foods

Kerry Foods performed well in the first half of 2005 despite input cost inflation and an increasingly competitive retail environment in the UK and Irish markets. Benefiting from its positioning in growth categories and its strong branded presence, the division increased sales revenue by 1.5% to €820m – which represents 3.1% growth in sales revenue on a like-for-like basis when account is taken of the currency translation impact. The division achieved trading profits in the period of €55m in line with the first half of 2004, notwithstanding the impact of currency and cost inflation.

Good volume growth was achieved in Kerry's branded, convenience and food-to-go categories. In Ireland, Charleville Cheese continued to out-perform market growth rates. Denny consolidated its brand leadership position in the premium cooked meats and sausage categories. In the convenience sector the division's range of sandwiches, salads, desserts, juices and mineral waters performed well. In addition the Kerryfresh chilled foodservice business continued to grow its dedicated offerings to the food-to-go deli sector and specialist convenience outlets.

In the UK market, Kerry Foods leading brands – Wall's, Richmond, Mattessons and Cheestrings – all performed satisfactory in their respective categories. Cheestrings continued to increase market share in the UK and is making encouraging progress in the French market under the Ficello brand. In the UK adult snacking sector, Brunchettas, launched prior to year-end 2004, gained solid market support for its offering of wholesome nutritious cheese snacks for eating on-the-go. While conditions in the frozen ready meals sector remained competitive, Rye Valley Foods recorded a satisfactory performance through further operational efficiency advances and new business development.

The premium sector of the chilled ready meals category continued to grow satisfactorily. Kerry Foods achieved solid growth in the sector but profit growth in the first half of 2005 was impacted by once-off start up costs associated with the new production facility in Hartlepool. In the UK convenience store marketplace, while Kerry Foods Direct to Store continued to grow its range and food-to-go service capability, performance in the business was impacted by higher distribution costs in the period under review.

Geographic Markets

Total Group sales revenue throughout European markets in the first half of 2005 increased by 7.2% to €1.38 billion. In American markets the Group's ingredients and flavour businesses increased sales revenue by 6.5% to €573m. Sales revenue in Asia Pacific markets grew by 26.5% to €160m.

Finance

Earnings before interest, tax, non-trading items, depreciation and amortisation (EBITDA) increased by 7.6% to €212m. Working capital increased by €77m in the period reflecting seasonality and growth of the business. The higher finance cost payments in the first half at €29m (H1 2004: €21m) reflect the finance cost of acquisitions, rate increases and the impact of pension finance costs.

Expenditure on Group acquisitions during the period amounted to €38m (€36m cash). Notwithstanding a currency translation adjustment of €81m, net debt at the end of the half year reduced to €1,265m, compared to €1,334m at the end of the first half of 2004. The ratio of debt to EBITDA reduced to 2.8 times (H1 2004: 2.9 times). Debt to market capitalisation reduced from 42% at the end of the first half of 2004 to 34% at the end of June 2005.

Dividend

The Board has declared an interim dividend of 5 cent per share, an increase of 11.1% on the 2004 interim dividend of 4.5 cent per share. The interim dividend will be paid on 25 November 2005 to shareholders registered on the record date 21 October 2005.

Events after the Balance Sheet date

Since the end of the period, the Group has announced a major expansion of its chilled ready meals business in the UK through the acquisition of Noon Group Limited. Noon is market leader in the development and production of authentic Asian chilled ready meals in the UK. Operating from three modern production facilities located in the Great Western Industrial Estate in south-west London, the acquired business produces a range of premium quality Indian, Oriental, Thai and other Asian and international cuisine ready meals, snacks and accompaniments, principally for major UK multiple retailers. The total consideration for the acquisition was Stg£124m financed through existing lines of credit with Group banks.

Complementing Kerry Foods' existing chilled ready meals businesses, Noon has well established relationships with leading UK multiple retail groups and an excellent reputation for quality, authenticity and innovation in the ethnic sub-category of the fast growing premium sector of the UK chilled ready meals market.

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Current Trading and Outlook

Despite the competitive challenges across international food and beverage markets, the Group's core businesses continue to perform well. In ingredients and flavour markets our technologies and applications are focused on added value growth categories. Similarly our UK and Irish consumer foods brands and customer branded offerings are well positioned in industry growth segments. On-going consolidation in the ingredients and foods sector will continue to provide further bolt-on acquisition opportunities. The Group expects further business improvement in the second half, with an outcome for the full year in line with market expectations.

Kerry Group plc
General Information and Accounting Policies

Basis of preparation
These interim accounts for the six months ended 30 June 2005, have been prepared on the basis of the recognition and measurement requirements of International Financial Reporting Standards (IFRS) and are covered by IFRS 1, 'First-time Adoption of Financial Reporting Standards', as they form part of the period covered by the Group's first IFRS financial statements for the year ended 31 December 2005.

The interim accounts have been prepared in accordance with IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations expected to be applicable at 31 December 2005. The IFRS and IFRIC interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis are subject to amendments and interpretations by the International Accounting Standards Board (IASB) and IFRIC and there is an ongoing process of review and endorsement by the European Commission.

In particular, the Group has elected to early adopt the 'Amendment to International Accounting Standard (IAS) 19 Employee Benefits'. The Group has selected the option available within this standard for immediate recognition of all actuarial gains and losses outside of the Consolidated Income Statement.

In addition the Group has early adopted the amendment that the IASB has proposed in respect of IAS 21 'The Effects of Changes to Foreign Exchange Rates' which is expected to become effective before the end of 2005. IAS 21 requires exchange differences arising on monetary items that form part of the parent company's net investment in a foreign operation to be recognised in equity. The application of the requirement is restricted to monetary items denominated in the functional currency of the parent or the foreign operation and to funding transacted directly between the two entities. The proposed amendment clarifies that exchange differences arising on monetary items that form part of a reporting entity's net investment in a foreign operation should be recognised in equity irrespective of the currency and of whether it is the parent or a fellow subsidiary that enters into the transaction with the foreign operation.

The Group's consolidated financial statements were prepared in accordance with Irish/UK Generally Accepted Accounting Principles (GAAP) until 31 December 2004, including the 2004 interim accounts. As part of the transition from Irish/UK GAAP to IFRS the Group presented its 'Preliminary Restatement of 2004 Financial Information' on the 24 May 2005 which is available on the Group's website (www.kerrygroup.com). The Group's accounting policies are as published in the 24 May 2005 announcement including IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' accounting policies which were adopted with effect from 1 January 2005.

The Group applied the exemption available within IFRS 1 that permits the hedge accounting applied under Irish/UK GAAP to be used in the comparative period to 31 December 2004. Note 7 of these accounts discloses the impact of the adoption of IAS 32 and IAS 39 on the Consolidated Balance Sheet as at 1 January 2005.

The comparative figures in respect of the 2004 interim accounts have been restated to reflect the Group's adoption of IFRS and reconciliation workings between the results as reported under Irish/UK GAAP and under IFRS are available on the Group's website (www.kerrygroup.com).

These accounts are not full accounts. Full consolidated financial statements to 31 December 2004 under Irish/UK GAAP, which received an unqualified audit report, have been filed with the Registrar of Companies.

These interim accounts have been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets, financial assets and financial liabilities (including derivative financial instruments), which are held at fair value.

IFRS does not define certain income statement headings. For clarity, the following are the definitions as applied by the Group:

> 'Trading profit' refers to the adjusted operating profit generated by the businesses before intangible asset amortisation and any profits or losses generated from the disposal of non-current assets or businesses and any material acquisition and other restructuring costs.
>
> 'Operating profit' is profit before taxation and finance costs.

The Group makes this distinction so as to exclude items that do not impact the continuous performance of the businesses.

082-34842

Kerry Group plc
Consolidated Income Statement
for the half year ended 30 June 2005

	Notes	**Half year ended 30 June 2005 Unaudited €'000**	Half year ended 30 June 2004 Unaudited €'000	Year ended 31 Dec. 2004 €'000
Revenue	1	**2,117,238**	1,955,344	4,128,736
Trading profit		**159,876**	150,507	355,780
Intangible asset amortisation		**(4,820)**	(4,883)	(9,822)
Acquisition and other restructuring costs		**-**	(6,720)	(41,108)
Profit on sale of non-current assets		**9,015**	1,643	15,592
Loss on sale of business		**(2,761)**	-	-
Operating profit		**161,310**	140,547	320,442
Finance costs		**(30,409)**	(24,525)	(51,815)
Profit before taxation		**130,901**	116,022	268,627
Taxation		**(30,335)**	(29,894)	(64,577)
Profit after taxation and attributable to equity shareholders		**100,566**	86,128	204,050
Earnings per ordinary share (cent)				
- basic	2	**53.8**	46.3	109.5
- fully diluted	2	**53.5**	46.1	108.9

Kerry Group plc
Consolidated Balance Sheet
as at 30 June 2005

	30 June 2005 Unaudited €'000	30 June 2004 Unaudited €'000	31 Dec. 2004 €'000
Non-current assets			
Property, plant and equipment	**1,015,943**	972,791	960,667
Intangible assets	**1,453,991**	1,349,633	1,354,845
Financial assets	**6,113**	-	-
Deferred tax assets	**15,314**	8,772	12,812
	2,491,361	2,331,196	2,328,324
Current assets			
Inventories	**568,988**	530,011	457,662
Trade and other receivables	**642,352**	652,434	566,938
Cash and cash equivalents	**97,701**	50,695	65,328
Assets classified as held for sale	**4,616**	4,687	4,418
	1,313,657	1,237,827	1,094,346
Current liabilities			
Trade and other payables	**(854,869)**	(837,982)	(729,142)
Financial liabilities	**(211,344)**	(165,685)	(64,293)
Tax liabilities	**(49,793)**	(48,623)	(47,118)
Provisions	**(6,302)**	-	(12,661)
Deferred income	**(3,860)**	(3,114)	(3,142)
	(1,126,168)	(1,055,404)	(856,356)
Net current assets	**187,489**	182,423	237,990
Total assets less current liabilities	**2,678,850**	2,513,619	2,566,314
Non-current liabilities			
Financial liabilities	**(1,153,001)**	(1,218,948)	(1,138,473)
Retirement benefit obligation	**(267,115)**	(179,640)	(199,262)
Other non-current liabilities	**(93,837)**	(99,846)	(132,436)
Deferred tax liabilities	**(103,261)**	(100,060)	(103,279)
Deferred income	**(22,537)**	(25,849)	(24,704)
	(1,639,751)	(1,624,343)	(1,598,154)
	1,039,099	889,276	968,160
Capital and reserves			
Share capital	**23,386**	23,307	23,356
Capital conversion reserve fund	**340**	340	340
Share premium account	**377,844**	370,377	375,032
Available for sale investment reserve	**6,113**	-	-
Translation reserve	**17,660**	3,200	(7,601)
Hedging reserve	**(675)**	-	-
Retained earnings	**614,431**	492,052	577,033
Shareholders' equity	**1,039,099**	889,276	968,160

082-34842

Kerry Group plc

Consolidated Statement of Recognised Income and Expense

for the half year ended 30 June 2005

	Half year ended 30 June 2005 Unaudited €'000	Half year ended 30 June 2004 Unaudited €'000	Year ended 31 Dec. 2004 €'000
Fair value movements on available for sale investments	**(338)**	-	-
Fair value movements on cash flow hedges	**(3,652)**	-	-
Exchange difference on translation of foreign operations	**25,261**	3,200	(7,601)
Actuarial (losses) / gains on defined benefit pension schemes	**(59,166)**	6,538	(21,402)
Deferred tax on items taken directly to reserves	**15,193**	(1,500)	1,926
Net (expense) / income recognised directly in equity	**(22,702)**	8,238	(27,077)
Transfers			
Cash flow hedges to profit or loss from equity	**(122)**	-	-
Profit for the period	**100,566**	86,128	204,050
Total recognised income and expense for the period attributable to equity shareholders	**77,742**	94,366	176,973

Consolidated Statement of Changes in Equity

for the half year ended 30 June 2005

	Half year ended 30 June 2005 Unaudited €'000	Half year ended 30 June 2004 Unaudited €'000	Year ended 31 Dec. 2004 €'000
At beginning of period	**968,160**	805,730	805,730
Impact of adoption of IAS 32 and IAS 39	**8,131**	-	-
At beginning of period as adjusted	**976,291**	805,730	805,730
Total recognised income and expense for the period	**77,742**	94,366	176,973
Dividends paid	**(17,776)**	(16,041)	(24,468)
Shares issued during the period	**2,858**	5,264	10,021
Share issue costs	**(16)**	(43)	(96)
At end of period	**1,039,099**	889,276	968,160

082-34842

Kerry Group plc
Consolidated Cash Flow Statement
for the half year ended 30 June 2005

	Half year ended 30 June 2005 Unaudited €'000	Half year ended 30 June 2004 Unaudited €'000	Year ended 31 Dec. 2004 €'000
Operating activities			
Trading profit	**159,876**	150,507	355,780
Adjustments for:			
Depreciation (net)	**51,877**	46,339	91,585
Change in working capital	**(78,144)**	(3,575)	35,306
Exchange translation adjustment	**1,270**	(309)	(914)
Cash generated from operations	**134,879**	192,962	481,757
Taxation	**(22,831)**	(22,860)	(53,618)
Interest (net)	**(29,122)**	(21,107)	(45,775)
Net cash from operating activities	**82,926**	148,995	382,364
Investing activities			
Purchase of property, plant and equipment	**(70,993)**	(50,252)	(110,235)
Proceeds on the sale of non-current assets	**11,895**	2,275	18,010
Capital grants received	**336**	233	907
Purchase of subsidiary undertakings	**(35,937)**	(668,431)	(695,701)
Sale of business	**(2,761)**	-	-
Deferred creditors paid	**(7,797)**	(28,767)	(29,955)
Acquisition and other restructuring costs paid	**(6,359)**	(1,761)	(16,785)
Consideration adjustment on previous acquisitions	**(1,345)**	(895)	(935)
Net cash used in investing activities	**(112,961)**	(747,598)	(834,694)
Financing activities			
Dividends paid	**(17,776)**	(16,041)	(24,468)
Issue of share capital	**2,842**	5,221	9,925
Net proceeds from bank borrowings	**100,785**	582,059	429,388
(Decrease) / increase in bank overdrafts	**(23,443)**	21,197	45,951
Net cash from financing activities	**62,408**	592,436	460,796
Net increase / (decrease) in cash and cash equivalents	**32,373**	(6,167)	8,466
Cash and cash equivalents at beginning of period	**65,328**	56,862	56,862
Cash and cash equivalents at end of period	**97,701**	50,695	65,328

Reconciliation of Net Cash Flow to Movement in Net Debt
for the half year ended 30 June 2005

Net increase / (decrease) in cash and cash equivalents	**32,373**	(6,167)	8,466
Cash inflow from debt financing	**(77,342)**	(603,256)	(475,339)
Changes in net debt resulting from cash flows	**(44,969)**	(609,423)	(466,873)
Exchange translation adjustment on net debt	**(80,801)**	(19,315)	34,635
Movement in net debt in the period	**(125,770)**	(628,738)	(432,238)
Net debt at beginning of period	**(1,137,438)**	(705,200)	(705,200)
Impact of adoption of IAS 32 and IAS 39	**(1,419)**	-	-
Net debt at end of period	**(1,264,627)**	(1,333,938)	(1,137,438)

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Kerry Group plc
Notes to the Interim Report
for the half year ended 30 June 2005

1. Analysis of results

	Half year ended 30 June 2005 Unaudited		Half year ended 30 June 2004 Unaudited		Year ended 31 Dec. 2004	
	Segment Revenue €'000	**Segment Result €'000**	Segment Revenue €'000	Segment Result €'000	Segment Revenue €'000	Segment Result €'000
By business segment:						
Ingredients	**1,453,161**	**118,450**	1,296,743	107,622	2,780,779	261,433
Consumer foods	**820,301**	**54,605**	807,804	54,589	1,660,533	118,361
Unallocated and Group eliminations	**(156,224)**	**(13,179)**	(149,203)	(11,704)	(312,576)	(24,014)
	2,117,238	**159,876**	1,955,344	150,507	4,128,736	355,780
Intangible asset amortisation		**(4,820)**		(4,883)		(9,822)
Acquisition and other restructuring costs		**-**		(6,720)		(41,108)
Profit on sale of non-current assets		**9,015**		1,643		15,592
Loss on sale of business		**(2,761)**		-		-
Operating profit		**161,310**		140,547		320,442

	Segment Revenue €'000	Segment Revenue €'000	Segment Revenue €'000
By destination:			
Europe	**1,384,352**	1,290,859	2,721,074
Americas	**573,254**	538,246	1,120,884
Asia Pacific	**159,632**	126,239	286,778
	2,117,238	1,955,344	4,128,736

Kerry Group plc
Notes to the Interim Report (continued)
for the half year ended 30 June 2005

2. Earnings per ordinary share

	Half year ended 30 June 2005 Unaudited		Half year ended 30 June 2004 Unaudited		Year ended 31 Dec. 2004	
	EPS cent	**€'000**	EPS cent	€'000	EPS cent	€'000
Adjusted earnings *	**53.8**	**100,549**	50.5	93,918	122.9	229,046
Intangible asset amortisation	**(2.6)**	**(4,820)**	(2.6)	(4,883)	(5.3)	(9,822)
Acquisition and other restructuring costs (net)	-	-	(2.5)	(4,550)	(16.2)	(30,339)
Profit on sale of non-current assets (net)	**3.9**	**7,294**	0.9	1,643	8.1	15,165
Loss on sale of business (net)	**(1.3)**	**(2,457)**	-	-	-	-
Profit after taxation and attributable to equity shareholders	**53.8**	**100,566**	46.3	86,128	109.5	204,050
Share option dilution	**(0.3)**	-	(0.2)	-	(0.6)	-
	53.5	**100,566**	46.1	86,128	108.9	204,050

The basic weighted average number of ordinary shares in issue for the period was **186,948,613** (half year ended 30 June 2004: 186,087,228; year ended 31 December 2004: 186,401,228). The diluted weighted average number of ordinary shares in issue for the period was **187,854,384** (half year ended 30 June 2004: 186,993,765; year ended 31 December 2004: 187,308,737). The dilution arises in respect of executive share options outstanding. The actual number of shares in issue on 30 June 2005 was **187,092,180** (30 June 2004: 186,501,145; 31 December 2004: 186,848,865).

* In addition to the basic and diluted earnings per share, an adjusted earnings per share is also provided as it more accurately reflects the Group's underlying trading performance. Adjusted earnings is profit after taxation, before intangible asset amortisation, acquisition and other restructuring costs (net), profit on sale of non-current assets (net) and loss on sale of business (net).

3. Dividends

Since the end of the interim period the Board has declared an interim dividend of 5.00 cent per share. The interim dividend will be paid on 25 November 2005 to shareholders registered on the record date of 21 October 2005. These consolidated interim accounts do not reflect this dividend payable.

	Half year ended 30 June 2005 Unaudited €'000	Half year ended 30 June 2004 Unaudited €'000	Year ended 31 Dec. 2004 €'000
Amounts recognised as distributions to equity holders in the period:			
Final dividend of **9.50 cent** per A ordinary share paid 27 May 2005 (2004: 8.60 cent per A ordinary share paid 28 May 2004)	**17,776**	16,041	16,041
Interim dividend of **5.00 cent** per A ordinary share (2004: 4.50 cent)	-	-	8,427

4. Defined benefit pension schemes

	Half year ended 30 June 2005 Unaudited €'000	Half year ended 30 June 2004 Unaudited €'000	Year ended 31 Dec. 2004 €'000
Retirement benefit obligation	**267,115**	179,640	199,262
Deferred tax	**(67,485)**	(43,542)	(51,874)
Net retirement benefit obligation	**199,630**	136,098	147,388

5. Businesses acquired

During the period the Group completed the acquisition of a number of businesses, all of which were 100% acquired. The total consideration for acquisitions amounted to **€38m.**

The acquisition method of accounting has been used to consolidate the businesses acquired. The accounting for business acquisitions is provisional. Other than the valuation of intangible assets there are no material differences arising between the fair value of the assets and liabilities acquired and the acquiree's carrying value at this date. If however any fair values need to be adjusted they will be reflected in the acquisition accounting within one year of the acquisition date.

The principal acquisitions completed in the period are summarised as follows:

In March 2005, the Group acquired Hangzhou Lanli Food Industry Company Limited, located in China. The company has a spray drying facility and gives the Group an established base into the Chinese food ingredients market.

In January 2005, the Group acquired Gordon Jopling (Foods) Limited. Based in the UK the company principally supplies made-to-order vegetable based ingredients into the ready meals, pizzas, sauces and dressings markets in the UK and Ireland.

082-34842

Kerry Group plc
Notes to the Interim Report (continued)
for the half year ended 30 June 2005

6. Events after the balance sheet date

In August 2005, the Group acquired the entire issued share capital of Noon Group Limited at a cost of Stg £124m. Noon is the market leader in the development and production of authentic Asian chilled ready meals in the UK. The fair value of the net assets acquired has not yet been determined.

Other than the above and the approval of an interim dividend (see note 3) there have been no significant events, outside the ordinary course of business, affecting the Group since 30 June 2005.

7. Impact of adoption of IAS 32 'Financial Instruments: Presentation and Disclosure' and IAS 39 'Financial Instruments: Recognition and Measurement'

As permitted under IFRS 1, the Group applied hedge accounting in accordance with Irish/UK GAAP for the year ended 31 December 2004 and adopted IAS 32 and IAS 39 from 1 January 2005.

		IFRS 31 Dec. 2004	Effect of adoption of IAS 32 and IAS 39	IFRS 1 Jan 2005
		€'000	€'000	€'000
Non-current assets	(a)	2,328,324	6,451	2,334,775
Current assets	(b)	1,094,346	3,542	1,097,888
Current liabilities		(856,356)	-	(856,356)
Non-current liabilities	(c)	(1,598,154)	(1,862)	(1,600,016)
		968,160	8,131	976,291
Capital and reserves	(d)	968,160	8,131	976,291

The following notes explain the adjustments made to the Group's Consolidated Balance Sheet as at 1 January 2005 to reflect the adoption of IAS 32 and IAS 39.

(a) Available for sale financial assets
€6,451,000 has been included in non-current assets as a financial asset. This is the remeasurement to fair value of investments in other companies, which have a cost base of €nil.

(b) Financial derivatives
€3,542,000 has been included in current assets as financial derivatives. This is the recognition of derivative financial instruments (cash flow hedges) at fair value.

(c) Financial derivatives and deferred tax liabilities
€1,419,000 has been recognised in non-current liabilities as a financial liability as the fair value movement of interest rate swaps. €443,000 has been included in non-current liabilities as deferred tax. This is the deferred tax impact of the recognition of derivative financial instruments (cash flow hedges) at fair value.

(d) Available for sale investment reserve, hedging reserve and retained earnings
€6,451,000 has been included in capital and reserves as an available for sale investment reserve. This is the impact of the recognition of available for sale financial assets.
€3,099,000 has been included in capital and reserves as a hedging reserve. This is the recognition of derivative financial instruments (cash flow hedges) at fair value, net of related deferred tax liability.
€1,419,000 has been included in capital and reserves in retained earnings. This is the recognition of the fair value movement of interest rate swaps.